FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2003

CREAM MINERALS LTD.

(Translation of registrant's name into English)

Suite 1400 - 570 Granville Street Vancouver, B.C.  V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cream Minerals Ltd

(Registrant)

By:/s/ Rodrigo Romo

(Signature)

Rodrigo A. Romo, Legal Assistant

Date: May 2, 2003

CREAM MINERALS LTD.

Suite 1400 -570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com  /  www.langmining.com

February 9, 2004

OTC Bulletin Board

Symbol:  CRMXF

U.S. 20-F Registration

TSX Venture Exchange

Symbol:  CMA

CREAM MINERALS OPTIONS STEPHENS LAKE PROPERTY TO BHP BILLITON

IN JOINT VENTURE WITH SULTAN MINERALS AND VALGOLD RESOURCES

Cream Minerals Ltd., Sultan Minerals Inc. and ValGold Resources Ltd., ("Cream", "Sultan", "ValGold", or the "Companies") have entered into an agreement with BHP Billiton Diamonds Inc. ("BHP") whereby BHP has been granted options to acquire an initial 51% interest in three Mineral Exploration Licenses (Numbers 64, 65 and 66) totaling 92,194 hectares of mineral property held by the Companies in the Province of Manitoba.

In order to facilitate the exploration of the property, the Companies have agreed to pool their respective properties so that each will hold an undivided one-third interest in all three of the exploration licenses subject to the BHP agreement.  The combined property is referred to as the Stephens Lake Property.

Under the terms of the agreement the Companies have granted to BHP the options (the "BHP Options") to acquire:

(1)

a 51% undivided interest in the Stephens Lake Property (the "First Option"); and

(2)

a 19% undivided interest in the Property (the "Second Option") in addition to the 51% interest;

BHP agrees to fund all exploration expenditures on the property until the BHP Options are either terminated or fully exercised.

In order to exercise the First Option, BHP must incur exploration expenditures of $1,000,000 on the property within five years following the effective date of the agreement.  This includes a firm commitment of $100,000 in exploration expenditures to be incurred in the first year following the effective date.  In order to exercise the Second Option, BHP must complete a feasibility study for the project on or before the 10th anniversary of the effective date.

In the event that BHP exercises both options, a joint venture will be formed and the Companies shall thereupon have the following working interests in the joint venture:

BHP Billiton

70%

Cream

10%

Sultan

10%

ValGold

10%

In the event that BHP exercises the First Option but chooses not to exercise the Second Option, or does not exercise the Second Option by the due date, then the Companies shall thereupon have the following working interests in the joint venture:

BHP Billiton

51%

Cream

1/3 of 49%

Sultan

1/3 of 49%

ValGold

1/3 of 49%

If after the joint venture is formed a party's interest falls to 10% or less, that party's interest will convert to a 1 % net smelter royalty.

The Stephens Lake Property is 70 kilometres in length and comprised of 92,194 hectares of mineral leases situated 100 kilometres east of Gillim, Manitoba.  The property is entirely covered by unconsolidated tills, alluvial sediments and a thin veneer of Paleozoic sediments, below which, the geology is believed to consist of rocks belonging to the extension of the Thompson Nickel Belt.  The Thompson Belt is one of the most important nickel producing regions in the world.  Since its discovery in the late 1950's, there has been production from five main deposits over a distance of 200 kilometers, with production plus reserves in excess of 170 million tonnes.  The largest deposit is the Thompson deposit, where production plus reserves is estimated to be in excess of 100 million tonnes at an average grade of 2.5% nickel.

In 2002, ValGold intersected serpentenized pyroxenite, a favourable rock type for nickel mineralization, in three diamond drill holes while exploring for diamonds along the Stephens Lake belt.  A ground geophysical survey completed by ValGold on a small portion of its property identified a large magnetic anomaly, which may represent a near flat-lying massive sulphide target.  In the Thompson Belt such targets have the potential to host economic concentrations of nickel, copper and platinum group elements ("PGE" mineralization).

Exploration of the property will involve flying an airborne geophysical survey in order to further define targets for diamond drill testing.

Frank A. Lang, P.Eng.

President

For further information please contact:
Renmark Financial Communications Inc.
Tel:  (514) 939-3989  Fax: (514) 939-3717
Neil Murray-Lyon -Email: nmurraylyon@renmark.com
Sylvain Laberge -Email: slaberge@renmark.com

No regulatory authority has approved or disapproved the information contained in this news release

CREAM MINERALS LTD.

1400 -570 Granville Street

Vancouver, B.C. Canada V6C 3P1

www.creamminerals.com

February 19, 2004

OTC bulletin board

Symbol:  CRMXF

U.S. 20-F Registration

TSX Venture Exchange

Symbol:  CMA

CREAM MINERALS CLOSES PRIVATE PLACEMENT FINANCING

Cream Minerals Ltd. (CMA-TSX Venture and CRMXF - OTCBB) ("Cream" or "Company") is pleased to announce that it has closed its brokered private placement of 2,400,000 units (the "Units") at a price of $0.65 per Unit, for gross proceeds of $1,560,000.  Each Unit is comprised of one common share in the capital of Cream and one-half of one non-transferable share purchase warrant.  One whole share purchase warrant entitles the holder to purchase one additional common share of Cream for a period of one year from closing of the private placement, at an exercise price of $0.75 per common share.

Canaccord Capital Corporation ("Canaccord") and a Selling Agent shared in a combination of non-transferable Agent's Warrants and Finder's Warrants equal to aggregate 20% of the number of Units sold, exercisable for a period of one year from closing at an exercise price of $0.75.  Canaccord also received a cash commission equal to 4.24% of the gross proceeds from the sale of Units, Agent's Units equal to 3.76% of the gross proceeds from the sale of Units, an administration fee and a corporate finance fee of 35,000 Corporate Finance Units, with both Agent's Units and Corporate Finance Units having the same terms as the Units sold.

All shares, warrants and any shares issued upon exercise of the warrants with respect to the private placement and agent's compensation are subject to a hold period and are restricted from trading for a four month period expiring June 20, 2004.

Proceeds from the private placement will be used for the further exploration of Cream's 100% owned Nuevo Milenio Gold-Silver Property near Tepic, in Nayarit State, Mexico and for general working capital.

The Company is presently completing a 2,800 metre diamond drill program on the Nuevo Milenio property.  The drill program is investigating three mineralized areas, Dos Hornos, Once Bocas and Chacuaco, for disseminated and stockwork-type, epithermal, gold-silver mineralization.  Twelve holes have now been completed in the current program and assays are anticipated shortly for the initial six holes.

For more information about Cream Minerals Ltd. and its projects please visit the following websites, http://www.sedar.com/ and the Company's  website http://www.creamminerals.com/.

Frank A. Lang, P. Eng

President and CEO

For further information please contact:
Renmark Financial Communications Inc.
Tel:  (514) 939-3989  Fax: (514) 939-3717
Neil Murray-Lyon -Email: nmurraylyon@renmark.com
Sylvain Laberge -Email: slaberge@renmark.com

No regulatory authority has approved or disapproved the information contained in this news release.

CREAM MINERALS LTD.

1400 -570 Granville Street

Vancouver, B.C. Canada V6C 3P1

www.creamminerals.com

February 23, 2004

OTC bulletin board

Symbol:  CRMXF

U.S. 20-F Registration

TSX Venture Exchange

Symbol:  CMA

CREAM APPOINTS NEW DIRECTOR GENERAL

OF CREAM MINERALS DE MEXICO S.A. DE C.V.

Cream Minerals Ltd. (CMA-TSX Venture and CRMXF - OTCBB) ("Cream" or "Company") is pleased to announce that Mr. Ralph A. Gonzalez, M.Sc., P.Eng., has been appointed Director General of Cream Minerals de Mexico, S.A. de C.V. to act as General Manager responsible for all day to day operations.  The Company is also pleased to advise that Mr. Fred Holcapek, P.Eng. will continue to act as Sole Administrator for Cream Minerals de Mexico S.A. de C.V. and provide consulting services.

Mr. Gonzalez' career, spanning more than 35 years, has been a mixture of mineral exploration and resource evaluation including many years of mineral production and management experience.  This combination of exploration and resource evaluation with production knowledge will be of great advantage to the Company.

More recently, Mr. Gonzalez has acted for his own registered geological consulting firm in Chile and as General Manager for a Chilean registered exploration company and a Chilean registered mining company.

Mr. Gonzalez has extensive experience in epithermal precious-metal deposits in both Archean greenstones and Tertiary belts around the world with many years based in tropical environments including Southeast Asia (Malaysia, Indonesia and Borneo) and throughout Latin America (Bolivia, Brazil, Peru, Ecuador, Costa Rica, and Venezuela).  Prior to 1980, Mr. Gonzalez was Assistant Exploration Manager for Placer Metal (Chile) Ltda -a Chilean subsidiary of Placer Development Ltd., Vancouver, Canada (now Placer Dome Inc.).  During 1977-1980, he was Assistant Project Manager for the Government of Canada through the Canadian International Development Agency posted in Malaysia.  As well as working as Resident Geologist for Anaconda American Brass Ltd., he was earlier employed as Chief Geologist of Giant Mascot Mine Ltd., an operating nickel mine in British Columbia; an Exploration Geologist for New Jersey Zinc (Canada) Ltd., and Research and Mine Exploration Geologist for Anaconda American Brass Ltd.

Mr. Gonzalez is a qualified person in accordance with Canada's National Policy 43-101 and can prepare reserve and resource calculations for most types of base and precious metal deposits.

For more information about Cream Minerals Ltd. and its projects please visit the following websites, http://www.sedar.com/ and the Company's  website http://www.creamminerals.com/.

Frank A. Lang, P. Eng

President and CEO

For further information please contact:
Renmark Financial Communications Inc.
Tel:  (514) 939-3989  Fax: (514) 939-3717
Neil Murray-Lyon -Email: nmurraylyon@renmarkfinancial.com or

 Sylvain Laberge -Email: slaberge@renmarkfinancial.com

No regulatory authority has approved or disapproved the information contained in this news release.

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of
Multilateral Instrument 45-102 Resale of Securities

Cream Minerals Ltd. (the "Company") has distributed securities under a provision listed in Appendix D to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 or Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on February 21, 2004 of 100,000 common shares of the Company, the Company was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Vancouver this 23rd day of February 2004.

CREAM MINERALS LTD.

By:

"Shannon Ross"

                 Shannon Ross, CFO

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of
Multilateral Instrument 45-102 Resale of Securities

Cream Minerals Ltd. (the "Company") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on February 19, 2004 of private placement units consisting of 2,400,000 common shares and warrants to purchase up to an additional 1,200,000 common shares of the Company, Agent's and Finder's warrants to purchase up to an aggregate of 480,000 common shares of the Company, Agent's units consisting of 90,240 common shares and warrants to purchase up to an additional 45,120 common shares of the Company, and an Agent's corporate finance fee of 35,000 common shares and warrants to purchase up to an additional 17,500 common shares of the Company, the Company was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Vancouver this 26th day of February, 2004.

CREAM MINERALS LTD.

By:

"Shannon Ross"

                 Shannon Ross, CFO

Material Change Report

Section 85(1) of the Securities Act (British Columbia)
Section 118(1) of the Securities Act (Alberta)
Section 75(2) of the Securities Act (Ontario)

Item 1

Reporting Issuer

Cream Minerals Ltd.
1400 - 570 Granville Street
Vancouver, BC  V6C 3P1

(the "Company")

Telephone:  (604) 687-4622

Item 2.

Date of Material Change

February 19, 2004

Item 3.

Press Release

The press release was issued on February 19, 2004

Item 4.

Summary of Material Change

See attached press release

Item 5.

Full Description of Material Change

See attached press release

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

N/A

Item 8.

Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Frank A. Lang
President & CEO
1400 -570 Granville Street
Vancouver, BC  V6C 3P1

Telephone:  (604) 687-4622

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

February 26, 2004

Date

"Shannon M. Ross" (signed)

                                                                                     Signature

Shannon M. Ross

Name

Secretary & Chief Financial Officer

Position

Vancouver, British Columbia

Place of Declaration

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

CREAM MINERALS LTD.

1400 -570 Granville Street

Vancouver, B.C. Canada V6C 3P1

www.creamminerals.com

February 19, 2004

OTC bulletin board

Symbol:  CRMXF

U.S. 20-F Registration

TSX Venture Exchange

Symbol:  CMA

CREAM MINERALS CLOSES PRIVATE PLACEMENT FINANCING

Cream Minerals Ltd. (CMA-TSX Venture and CRMXF - OTCBB) ("Cream" or "Company") is pleased to announce that it has closed its brokered private placement of 2,400,000 units (the "Units") at a price of $0.65 per Unit, for gross proceeds of $1,560,000.  Each Unit is comprised of one common share in the capital of Cream and one-half of one non-transferable share purchase warrant.  One whole share purchase warrant entitles the holder to purchase one additional common share of Cream for a period of one year from closing of the private placement, at an exercise price of $0.75 per common share.

Canaccord Capital Corporation ("Canaccord") and a Selling Agent shared in a combination of non-transferable Agent's Warrants and Finder's Warrants equal to aggregate 20% of the number of Units sold, exercisable for a period of one year from closing at an exercise price of $0.75.  Canaccord also received a cash commission equal to 4.24% of the gross proceeds from the sale of Units, Agent's Units equal to 3.76% of the gross proceeds from the sale of Units, an administration fee and a corporate finance fee of 35,000 Corporate Finance Units, with both Agent's Units and Corporate Finance Units having the same terms as the Units sold.

All shares, warrants and any shares issued upon exercise of the warrants with respect to the private placement and agent's compensation are subject to a hold period and are restricted from trading for a four month period expiring June 20, 2004.

Proceeds from the private placement will be used for the further exploration of Cream's 100% owned Nuevo Milenio Gold-Silver Property near Tepic, in Nayarit State, Mexico and for general working capital.

The Company is presently completing a 2,800 metre diamond drill program on the Nuevo Milenio property.  The drill program is investigating three mineralized areas, Dos Hornos, Once Bocas and Chacuaco, for disseminated and stockwork-type, epithermal, gold-silver mineralization.  Twelve holes have now been completed in the current program and assays are anticipated shortly for the initial six holes.

For more information about Cream Minerals Ltd. and its projects please visit the following websites, http://www.sedar.com/ and the Company's  website http://www.creamminerals.com/.

Frank A. Lang, P. Eng

President and CEO

For further information please contact:
Renmark Financial Communications Inc.
Tel:  (514) 939-3989  Fax: (514) 939-3717
Neil Murray-Lyon -Email: nmurraylyon@renmark.com
Sylvain Laberge -Email: slaberge@renmark.com

No regulatory authority has approved or disapproved the information contained in this news release.